UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Marine Products Corporation

 (Name of Issuer)

Common Stock, $.10 Par Value

 (Title of Class of Securities)

568427 10 8

  (CUSIP Number)

Robert F. Dow
171 17th Street, Suite 2100
Atlanta, Georgia 30363-1031
(404) 873-8706

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2011,  January 24, 2012, January 22, 2013

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Check the following box if a fee is being paid with the statement ☐.  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 568427 10 8	Page 2 of 14

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person R. Randall Rollins
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds 00
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 1,135,792***
8	Shared Voting Power 22,763,575*
9	Sole Dispositive Power 1,135,792***
10	Shared Dispositive Power 22,763,575*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,899,367*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☒
13	Percent of Class Represented by Amount in Row (11) 63.2 percent*
14	Type of Reporting Person IN

*
Does not include 31,497** shares of the Company held by his wife. Includes 22,654,279** shares of the Company held by RFPS Management Company III, L.P. of which RFA Management Company, LLC (“General Partner”), a Georgia limited liability company, is the general partner.  The voting interests of the General Partner are held by two revocable trusts, one of which each of Gary or Randall Rollins is the grantor and sole trustee.  LOR, Inc. is the manager of the General Partner.  Also includes 109,296** shares of common stock in two trusts of which he is Co-Trustee and as to which he shares voting and investment power.  Adjusted to reflect the three-for-two stock split effective February 10, 2004 paid March 10, 2004, and the three-for-two stock split effective February 10, 2005, paid March 10, 2005.

**	Mr. Rollins disclaims any beneficial interest in these holdings.

***	Includes 104,004** shares of common stock held as Trustee, Guardian, or Custodian for his children. Also includes 181,000 shares of restricted stock.

CUSIP No. 568427 10 8	Page 3 of 14

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Gary W. Rollins
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds 00
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 911,629
8	Shared Voting Power 22,763,575*
9	Sole Dispositive Power 911,629
10	Shared Dispositive Power 22,763,575*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,675,204*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☒
13	Percent of Class Represented by Amount in Row (11) 62.6 percent*
14	Type of Reporting Person IN

*
Includes 22,654,279** shares of the Company held by RFPS Management Company III, L.P. of which RFA Management Company, LLC (“General Partner”), a Georgia limited liability company, is the general partner.  The voting interests of the General Partner are held by two revocable trusts, one of which each of Gary or Randall Rollins is the grantor and sole trustee.  LOR, Inc. is the manager of the General Partner.  Includes 109,296** shares of common stock in two trusts of which he is Co-Trustee and as to which he shares voting and investment power.  Adjusted to reflect the three-for-two stock split effective February 10, 2004 paid March 10, 2004, and the three-for-two stock split effective February 10, 2005, paid March 10, 2005.

**	Mr. Rollins disclaims any beneficial interest in these holdings.

CUSIP No. 568427 10 8	Page 4 of 14

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person RFPS Management Company III, L.P.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds 00
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 22,654,279*
8	Shared Voting Power 0
9	Sole Dispositive Power 22,654,279*
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,654,279*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 59.9 percent
14	Type of Reporting Person PN

*           Adjusted to reflect the three-for-two stock split effective February 10, 2004 paid March 10, 2004, and the three-for-two stock split effective February 10, 2005, paid March 10, 2005.

CUSIP No. 568427 10 8	Page 5 of 14

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person RFA Management Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 22,654,279*
9	Sole Dispositive Power 0
10	Shared Dispositive Power 22,654,279*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,654,279*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 59.9 percent*
14	Type of Reporting Person CO

*           Includes 22,654,279 shares owned by RFPS Management Company III, L.P. (the “Partnership”).  The reporting person is the general partner of the Partnership.  The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.  Adjusted to reflect the three-for-two stock split effective February 10, 2004 paid March 10, 2004, and the three-for-two stock split effective February 10, 2005, paid March 10, 2005.

CUSIP No. 568427 10 8	Page 6 of 14

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person RFPS Investments III, L.P.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds 00
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 22,654,279*
9	Sole Dispositive Power 0
10	Shared Dispositive Power 22,654,279*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,654,279*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 59.9 percent*
14	Type of Reporting Person PN

*           Includes 22,654,279 shares owned by RFPS Management Company III, L.P. (the “Partnership”).  The reporting person is a limited partner of the Partnership.  The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.  Adjusted to reflect the three-for-two stock split effective February 10, 2005, paid March 10, 2005.  Adjusted to reflect the three-for-two stock split effective February 10, 2004 paid March 10, 2004, and the three-for-two stock split effective February 10, 2005, paid March 10, 2005.

CUSIP No. 568427 10 8	Page 7 of 14

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person LOR, Inc.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds 00
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 22,654,279*
9	Sole Dispositive Power 0
10	Shared Dispositive Power 22,654,279*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,654,279*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 59.9 percent*
14	Type of Reporting Person CO

*           Includes 22,654,279 shares owned by RFPS Management Company III, L.P. (the “Partnership”).  The reporting person is the manager of the General Partner of the Partnership.  The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.  Adjusted to reflect the three-for-two stock split effective February 10, 2005, paid March 10, 2005.  Adjusted to reflect the three-for-two stock split effective February 10, 2004 paid March 10, 2004, and the three-for-two stock split effective February 10, 2005, paid March 10, 2005.

CUSIP No. 568427 10 8	Page 8 of 14

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person LOR Investment Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 22,654,279*
9	Sole Dispositive Power 0
10	Shared Dispositive Power 22,654,279*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,654,279*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 59.9 percent
14	Type of Reporting Person CO

*           Includes 22,654,279 shares owned by RFPS Management Company III, L.P. (the “Partnership”).  The reporting person is the general partner of the limited partner of the Partnership.  The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.  Adjusted to reflect the three-for-two stock split effective February 10, 2004 paid March 10, 2004, and the three-for-two stock split effective February 10, 2005, paid March 10, 2005.

CUSIP No. 568427 10 8	Page 9 of 14

Item 1.    Security and Issuer

This Amendment No. 2 to Schedule 13D relates to the Common Stock, $.10 par value, of Marine Products Corporation, a Delaware corporation (the “Company”).  The original Schedule 13D was filed on January 10, 2003 and was amended by Amendment No. 1 on May 1, 2003 (as amended, the “13D”).  The principal executive office of the Company is located at:

2170 Piedmont Road, N.E.
Atlanta, Georgia   30324

Item 2.    Identity and Background

1.	(a)	R. Randall Rollins is a person filing this statement.

(b)           2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(c)           Chairman of the Board of the Company.  Chairman of the Board of RPC, Inc., engaged in the business of oil and gas field services and boat manufacturing, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.  Chairman of the Board and Chief Executive Officer of Rollins, Inc., engaged in the provision of pest-control, home security, lawn care and other consumer services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(d)           None.

(e)           None.

(f)           United States.

2.	(a)	Gary W. Rollins is a person filing this statement.

(b)           2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(c)           President and Chief Executive Officer of Rollins, Inc., engaged in the provision of pest-control, home security, lawn care and other consumer services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(d)           None.

(e)           None.

(f)           United States.

3.	(a)	RFPS Management Company III, L.P. is a reporting person filing this statement.

(b)           c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(c)           A Georgia limited partnership.

(d)           None.

(e)           None.

(f)           United States.

CUSIP No. 568427 10 8	Page 10 of 14

4.	(a)	RFA Management Company, LLC is a reporting person filing this statement.

(b)           c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(c)           A Georgia limited liability company.

(d)           None.

(e)           None.

(f)           United States.

5.	(a)	RFPS Investments III, L.P. is a reporting person filing this statement.

(b)           c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(c)           A Georgia limited partnership.

(d)           None.

(e)           None.

(f)           United States.

6.	(a)	LOR, Inc. is a reporting person filing this statement.

(b)           c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(c)           A Georgia corporation owned and controlled by R. Randall Rollins, Gary W. Rollins, Rollins Family members and Trusts benefiting Rollins Family members.

(d)           None.

(e)           None.

(f)           United States.

7.	(a)	LOR Investment Company, LLC is a reporting person filing this statement.

(b)           c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(c)           A Georgia limited liability company, wholly owned by LOR, Inc.

(d)           None.

(e)           None.

(f)           United States.

CUSIP No. 568427 10 8	Page 11 of 14

Item 3.    Source and Amount of Funds or Other Consideration

See 13D.  As described on Exhibit B, R. Randall Rollins received grants of restricted stock and stock options from the Company for compensatory purposes in his role as an executive officer.

Item 4.    Purpose of Transaction

See 13D and Item 3 above.

(a)           On the following date, Randall Rollins received the following grants of restricted stock:

1/24/06	15,000
1/23/07	15,000
1/22/08	30,000
1/27/09	45,000
1/26/10	35,000
1/25/11	40,000
1/24/12	40,000
1/22/13	40,000

In addition, in connection with the January 22, 2013 restricted stock grant, Randall Rollins surrendered a total of 3,479 shares to the Company to satisfy tax withholding obligations.

(b) - (j)    None.

Item 5.    Interest in Securities of the Issuer

(a)-(b)     See 13D and Item 1.

(c)           All transactions were effected in Atlanta, Georgia.

(d)           None.

(e)           Not applicable.

CUSIP No. 568427 10 8	Page 12 of 14

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no such contracts, arrangements, understandings, or relationships with respect to any securities of the Company, including but not limited to transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits

(a)           Agreement of filing persons relating to filing of joint statement per Rule 13d-1(f).

CUSIP No. 568427 10 8	Page 13 of 14

Signature.

After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.

RFPS MANAGEMENT COMPANY III, L.P.

RFA MANAGEMENT COMPANY, LLC

By: LOR, Inc., Manager
/s/ Glenn P. Grove, Jr.	Date: January 24, 2013
By: Glenn P. Grove, Jr.
Its: Assistant Secretary

R. RANDALL ROLLINS

GARY W. ROLLINS

LOR INVESTMENT COMPANY, LLC

LOR, INC.

ROLLINS HOLDING COMPANY, INC.

ROLLINS INVESTMENT FUND

RFPS INVESTMENTS III, L.P.

By: Glenn P. Grove, Jr. as attorney-in fact
/s/ Glenn P. Grove, Jr.	Date: January 24, 2013
Glenn P. Grove, Jr.

CUSIP No. 568427 10 8	Page 14 of 14

EXHIBIT A

The undersigned each hereby certifies and agrees that the above Amendment to Schedule 13D concerning securities issued by Marine Products Corporation is being filed on behalf of each of the undersigned.

RFPS MANAGEMENT COMPANY III, L.P.

RFA MANAGEMENT COMPANY, LLC

By: LOR, Inc., Manager
/s/ Glenn P. Grove, Jr.
By: Glenn P. Grove, Jr.
Its: Assistant Secretary

R. RANDALL ROLLINS

GARY W. ROLLINS

LOR INVESTMENT COMPANY, LLC

LOR, INC.

ROLLINS HOLDING COMPANY, INC.

ROLLINS INVESTMENT FUND

RFPS INVESTMENTS III, L.P.

By: Glenn P. Grove, Jr. as attorney-in fact
/s/ Glenn P. Grove, Jr.
Glenn P. Grove, Jr.